DLA Piper LLP (US) 6225 Smith Avenue Baltimore, Maryland 21209-3600 T 410.580.3000 F 410.580.3001 W www.dlapiper.com

Kelly Tubman Hardy kelly.hardy@dlapiper.com T 410.580.4169 F 410.580.3169

September 9, 2014

via EDGAR
Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel F. Duchovny

Re:	GP Strategies Corporation Schedule TO-I Filed September 2, 2014 File No. 005-38329

Ladies and Gentlemen:

This letter is provided on behalf of our client, GP Strategies Corporation (“GP Strategies” or the “Company”) in response to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter from Daniel F. Duchovny dated September 5, 2014 with respect to the above-referenced Schedule TO-I (the “Schedule TO”) and related Offer to Purchase dated September 2, 2014 (the “Offer to Purchase”). Defined terms used herein shall have the meaning specified in the Schedule TO and Offer to Purchase. In response to the Staff’s comments, we are filing today via EDGAR, Amendment No. 2 to the Schedule TO (the “Amendment No. 2”). For your convenience, your comments have been reproduced in bold below, together with GP Strategies’ responses.

Offer to Purchase
The Offer, page 12

1.	Please tell us how your plan to pay for tendered securities five business days after the expiration of the offer complies with Rule 14e-1(c), which requires such payment to be made promptly.

U.S. Securities and Exchange Commission September 9, 2014 Page 2

Response:

The Company has discussed this comment with Computershare Trust Company, N.A., the depositary (the “Depositary”) for the Offer. The Company acknowledges the requirement to pay the tender offer consideration “promptly” after termination of the Offer under Rule 14e-1(c) under the Exchange Act. The Company further acknowledges that the Staff indicated in Exchange Act Release No. 43069 (July 31, 2000), that the standard for making payment “promptly” may be determined by the practices of the financial community, including current settlement practices, that it would consider payment within three business days after the date of a transaction to be prompt and that under certain circumstances payment more than three business days after the transaction date can still be consistent with the rule. The Company respectfully submits that in the context of this Offer, it expects that payment earlier than five business days after the expiration of the Offer is unlikely to be practicable due to the guaranteed delivery procedures under the Offer and the potential need for proration.

Pursuant to Section 3 of the Offer to Purchase, stockholders may properly tender their Shares by delivering to the Depositary (i) a properly completed and duly executed Notice of Guaranteed Delivery prior to the Expiration Date and (ii) all other required documents within three business days after the date of receipt by the Depositary of the Notice of Guaranteed Delivery. The Depositary has informed the Company that, it will not be possible to begin to determine the final number of Shares properly tendered and not properly withdrawn or the final proration factor (if any) until three business days after the Expiration Date if any Shares are tendered by guaranteed delivery. Until the final results of the Offer and proration factor (if any) are determined, the Company is not able to make payments. It is expected that the Depositary will require one additional business day to determine the final proration factor (if any) with final payment to be made the following business day. Due to the foregoing factors, the Company expects that it will require up to five business days to calculate the final proration factor and commence payment and that such time period is consistent with Rule 14e-1(c) and issuer tender offers with similar terms under similar conditions.

Conditions of the Offer, page 25

2.	Refer to the second sentence of the last paragraph of this section. Note that once an offer condition is triggered, you must decide whether or not to waive it. Thus, when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

U.S. Securities and Exchange Commission September 9, 2014 Page 3

Response:

In response to the Staff’s comment, the Company hereby supplementally confirms its understanding that when a condition is triggered and it decides to proceed with the offer anyway, then depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. The Company confirms to the Staff that it will not simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.

3.	Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform security holders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Response:

In response to the Staff’s comment, the Company hereby supplementally confirms its understanding that when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, it will inform security holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

Sources and Amount of Funds, page 28

4.	Please disclose the name of the lender(s).

Response:

In response to the Staff’s comment, the Company has revised the disclosures in Amendment No. 2 as requested.

* * * *

In connection with responding to the Staff’s comments and the filing of Amendment No. 2, GP Strategies has authorized us to acknowledge on its behalf that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes made in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission September 9, 2014 Page 4

Thank you very much for your attention to this matter. We hope that our responses to your comments address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (410) 580-4169 should you have any questions concerning this letter or require further information.

Sincerely,

/s/ Kelly Tubman Hardy